VERIDIUM CORPORATION
1 Jasper Street
Paterson, NJ 07522

October 28, 2005

Via EDGAR
Patricia Annelin
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Veridium Corporation
Form 8-K Item 4.01
Filed October 17, 2005
File No. 0-50469

Dear Ms. Annelin:

In response to your letter dated October 20, 2005 addressed to the undersigned, we have on this date filed via EDGAR Amendment No. 1 to the 8-K. As amended, the filing includes all information required by Item 304, including disclosure regarding disputes during the past two fiscal years or any subsequent period. An updated letter from the dismissed accountants has been filed as an exhibit.

Veridium Corporation hereby acknowledges that:

-	Veridium Corporation is responsible for the adequacy and accuracy of the disclosure in the filings;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	Veridium Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours.
/s/ Kevin Kreisler
Kevin Kreisler, President